UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           AMENDMENT NO. 4 TO FORM U-1

             FOURTH AMENDMENT TO APPLICATION/DECLARATION ON FORM U-1
                UNDER PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              C&T Enterprises, Inc.
                            1775 Industrial Boulevard
                               Lewisburg, PA 17837

                   Claverack Rural Electric Cooperative, Inc.
                                   RR 2 Box 17
                                 Wysox, PA 18854

                   Tri-County Rural Electric Cooperative, Inc.
                              22 North Main Street
                               Mansfield, PA 16933

                         Wilderness Area Utilities, Inc.
                              22 North Main Street
                               Mansfield, PA 16933

              (Name of company filing this statement and address of
                          principal executive offices)

                                     (NONE)

 (Name of top registered holding company parent of each applicant or declarant)

                                    See below

                   (Names and addresses of agents for service)

      William D. DeGrandis, Esq.
      Paul, Hastings, Janofsky & Walker, L.L.P.
      Tenth Floor
      1299 Pennsylvania Ave., N.W.
      Washington, D.C.  20004-2400
      202-508-9568

                                TABLE OF CONTENTS

Item 1.         Certificate Pursuant to Rule 24
Item 2.         Exhibit F2 (past tense Opinions of Counsel)

                                                                          Item 1
                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION

In the Matter of                    )
                                    )     Certificate Pursuant to Rule 24
C&T ENTERPRISES, INC., ET AL.       )
                                    )
File No. 70-10023                   )
(Public Utility Holding Company     )
Act of 1935)                        )


      This is to certify, pursuant to Rule 24 of the Public Utility Holding Company Act of 1935, that the acquisition of all the outstanding stock of Valley Energy, Inc, as proposed by C&T Enterprises ("C&T") in the Application on Form U-1 ("Application") in SEC File No. 70-10023, has been carried out in accordance with the terms and conditions of, and for the purposes as represented by, said Application with respect thereto.

      Attached hereto as Exhibit F-2, are the opinions of counsel related to the transaction as described in the Application.

                          C&T Enterprises, Inc.

                          By:  /s/ Robert O. Toombs
                               -------------------------------------
                               Robert O. Toombs
                               Chief Executive Officer and President
                               C&T Enterprises, Inc.
                               1775 Industrial Boulevard
                               Lewisburg, PA 17837

                          Date: November 11, 2002

                                                   Item 2 (Opinions of Counsel)
                                                                     Exhibit F-2


PaulHastings /

Paul, Hastings, Janofsky & Walker LLP
1299 Pennsylvania Avenue, NW, 10th Floor, Washington, DC 20004-2400 telephone 202-508-9500 / facsimile 202-508-9700 / internet www.paulhastings.com

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Stamford
Tokyo
Washington, D.C.


November 12, 2002                                                    35948.00002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: Form U-1 Application (File No. 070-10023) relating to the Acquisition of the Stock of Valley Energy, Inc.

Dear Sir or Madam:

We have acted as special counsel to C&T Enterprises ("C&T), Tri-County Rural Electric Cooperative, Inc. ("Tri-County"), Claverack Rural Electric Cooperative, Inc. ("Claverack") and Wilderness Area Utilities, Inc. ("Wilderness") (collectively, the "Applicants"), in connection with the Applicants' Application on Form U-1 (the "Application") filed with the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Pursuant to the Application, C&T requests authorization and approval in accordance with Sections 9(a)(2) and 10 of the Act to acquire all of the common stock of Valley Energy, Inc. ("Valley") (hereinafter, the "Transaction"). The Applicants requested approval of the Transaction pursuant to Section 9(a)(2) of the Act because Wilderness, C&T, Citizens, Wellsboro and Valley will be considered affiliates under the Act once the Transaction is consummated. Tri-County and Claverack requested that the Commission continue the exemptions previously granted to Tri-County and Claverack as exempt holding companies under Section 3(a)(1) of the Act. C&T requested that the Commission continue to declare C&T an exempt holding company pursuant to Section 3(a)(1) of the Act which exemption would leave C&T free from all Commission regulation except Section 9(a)(2) of the Act. Finally, Wilderness requested that the Commission continue its Section 3(a)(1) exemption under the Act.

The Transaction was consummated November 8, 2002, and C&T now holds all the outstanding stock of Valley as proposed by C&T in the Application. We are furnishing this opinion to you in connection with the Application and pursuant to Rule 24 under the Act and consent to its use as an exhibit to the Application.

As special counsel to the Applicants, we have examined copies of the Application and the various exhibits thereto; and such other documents as we have deemed necessary or appropriate as a basis for the opinions set forth below.

As to any facts material to this opinion, we have relied upon the certifications, statements and representations of officers and other representatives of the Applicants and certificates of public officials. We are assuming that (a) such certifications, representations and

PaulHastings /

Securities and Exchange Commission
November 12, 2002
Page 2


warranties were when made, and on the date of consummation of the Transaction were, true and correct, and (b) all conditions were satisfied or waived by the appropriate party. We are also assuming that the sale by NUI Utilities, Inc. of its Pennsylvania and New York natural gas assets is valid under applicable local, state and federal laws. Insofar as the laws of the State of New York or the Commonwealth of Pennsylvania are involved in the conclusions set forth in our opinions, we are relying without independent investigation on the opinion of November 11, 2002 of Couch White LLP, special New York counsel to Valley, and the opinion of November 12, 2002 of the Law Offices of van der Hiel & Chappel, special Pennsylvania counsel to Applicants, which are being delivered to you, and the opinions expressed herein are subject to the assumptions, limitations and qualifications expressed therein. We have otherwise undertaken no independent review or investigation of the factual basis for this opinion letter.

In our examination and in rendering the opinions expressed below, we have assumed the genuiness of all signatures, the legal capacity of natural persons signing each of the aforementioned documents on behalf of the parties thereto, the authenticity of all documents submitted to us as originals, the conformity to original documents of all document submitted to us as certified, conformed or photostatic copies, and the authenticity of the written agreements or understandings which limit, modify or otherwise alter the terms, provisions, and conditions of, or relate to, the transactions contemplated by the Application. In rendering the opinions expressed below, we have also assumed that (i) each of the aforementioned documents has been duly authorized, executed and delivered by each of the parties thereto, and that each of such documents constitutes this legal, valid and binding obligation of each party thereto, and (ii) the Board of Directors, officers, manager, member and other representatives, as applicable, of the Applicants will take all future corporate or limited liability company action necessary to authorize and consummate the Transaction proposed in the Application and all transactions contemplated by the Application.

Based on the foregoing assumptions and qualifications as described herein, it is our opinion that, in the event the Transaction is consummated in accordance with the Application:

(a)  The Transaction was consummated in accordance with the Application.

(b) The laws of the State of New York and Commonwealth of Pennsylvania applicable to the Transaction have been complied with.

(c) (i) Valley is validly organized and duly existing under the laws of the State of Pennsylvania; and

     (ii) the stock issued to C&T was validly issued, fully paid and nonassessable and C&T is entitled to the rights and privileges appertaining to the stock set forth in the charter or other documents defining such rights and privileges.

Securities and Exchange Commission
November 12, 2002
Page 3


PaulHastings /

(d)  C&T legally acquired the stock of Valley.

(e) The consummation of the Transaction did not violate the legal rights of the holders of any securities issued by Applicants or any "associate company" thereof (as such term is defined in the Act).

We are members of the bar of the District of Columbia. We are not members of the bar of the State of New York or the Commonwealth of Pennsylvania and do not hold ourselves out as experts in the laws of the State of New York or the Commonwealth of Pennsylvania. Insofar as the laws of the State of New York or the Commonwealth of Pennsylvania are involved in the conclusions set forth in our opinions, we are relying without independent investigation on the opinion of November 11, 2002 of Couch White LLP, special New York counsel to Valley, and of November 12, 2002 of the Law Offices of van der Hiel & Chappel, special Pennsylvania counsel to Applicants, which are being delivered to you, and the opinions expressed herein are subject to the assumptions, limitations and qualifications expressed therein. Their opinions regarding the laws of any State do not extend to municipal ordinances or the laws of political subdivisions. Our opinion is limited to the federal laws of the United States in force and effect on the date hereof.

Respectfully submitted,



/s/ Paul, Hastings, Janofsky & Walker LLP
PAUL, HASTINGS, JANOFSKY & WALKER LLP

                                 Law Offices of
                             van der Hiel & Chappell
                           Fourteen South Main Street
                                   P.O. Box 57
   Rudolph J. van der Hiel Mansfield, PA 16933-0057             Robert E. Farr
         Robert W. Chappell (570) 662-2157                    (1905-1970)
                               FAX (570) 662-3267

                                November 12, 2002


Paul, Hasting, Janofsky & Walker, LLP
1299 Pennsylvania Avenue, N.W.
Tenth Floor
Washington, D.C.  20004
Attn:  William D. DeGrandis, Esquire

      RE:  Valley Energy, Inc. - Opinion Letter

Dear Mr. DeGrandis:

      We have been requested by C&T Enterprises, Inc. ("C&T" and "Company") to render this Opinion Letter in connection with the Application on Form U-1 of C&T, Tri-County Rural Electric Cooperative, Inc., Claverak Rural Electric Cooperative, Inc., and Wilderness Area Utilities, Inc. (collectively, the "Applicants"), filed with the Securities and Exchange Commission ("SEC"), on December 19, 2001 and as amended on May 6, 2002, July 23, 2002 and October 28, 2002 ("Application").

      As Commonwealth of Pennsylvania counsel to C&T, we are generally familiar with: (i) the Company's proposed acquisition of the Valley Cities and Waverly Gas Division assets of NUI Corporation, as approved by the Pennsylvania Utility Commission; and (ii) Valley Energy, Inc.'s ("Valley Energy") proposed issuance of a long-term debt obligation to its parent corporation C&T (collectively, the "Transaction").

      In rendering this Opinion, we examined originals, or photocopies of originals, of: (i) the Verified Joint Petition of NUI Utilities, Inc., C&T Enterprises, Inc. and Valley Energy, Inc. for Authority to Transfer Gas Distribution and Transmission Assets and Exhibits; (ii) Asset Sale Agreement Between NUI Corporation and C&T Enterprises, Inc., dated November 4, 2000;
(iii) Order Approving Transfer issued by the Pennsylvania Public Utilities Commission; and Petition of Valley Energy, Inc., for Approval of the Issuance of a Note and Exhibits.

November 12, 2002
Page 2


      As to any facts material to this opinion, we have relied upon the certifications, statements and representations of officers and other representatives of C&T, Valley Energy, and NUI Utilities, Inc., certificates of public officials, and the representatives and warranties included in the documents listed above. We have assumed that (A) such certifications, representations and warranties were when made, and on the date of consummation were also, true and correct, and (B) all conditions set forth in the documents were satisfied or waived by the appropriate party. We have otherwise undertaken no independent review or investigation of the factual basis for this Opinion Letter. Moreover, for purposes of this Opinion Letter, we have not undertaken any examination or investigation of: (i) any declarations, filings or registrations with, or notices to, or authorizations, consents or approvals that may relate to environmental permits; or (ii) any declarations, filings, registrations, notices, authorizations, consents or approvals which, if obtained or made, would not, in aggregate, have material effect on the proposed acquisition.

      In our examination and in rendering the opinions expressed below, we have assumed the genuineness of all signatures, the legal capacity of all natural persons signing each of the aforementioned documents on behalf of the parties thereto, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such copies. We have assumed that there were no oral modifications or written agreements or understandings which limit, modify, or otherwise alter their terms, provision, and conditions of, or relate to the acquisition contemplated by the documents listed above. We have also assumed that (i) each of the aforementioned documents has been duly authorized, executed and delivered by each of the parties thereto, and that each of such documents constitutes the legal, valid and binding obligation of each party thereto; and (ii) the Board of Directors, officers, manager, member and other representatives, as applicable, of the applicable parties, have taken all corporate or limited liability company action necessary to authorize and consummate the acquisition proposed in the documents.

      Based on the foregoing and subject to the limitations, assumptions, qualifications and exceptions set forth herein, we are of the opinion that:

      1. The Transaction was consummated in accordance with the Application;

November 12, 2002
Page 3


      2. The laws of the Commonwealth of Pennsylvania applicable to the proposed Transaction have been complied with;

      3. Pennsylvania Public Utility Commission has approved the issuance of a Note by Valley Energy to C&T as a long-term debt obligation to fund the acquisition;

      4. Valley Energy is a Pennsylvania Corporation, as defined under the Commonwealth of Pennsylvania Corporations Law and is validly organized and duly existing;

         5. The stock issued by Valley Energy to C&T was validly issued, fully paid and nonassessable, and the holders thereof are entitled to the rights and privileges appertaining thereto set forth in the applicable charter or other document defining such rights and privileges;

      6. C&T legally acquired the stock of Valley Energy; and

      7. The consummation of the proposed Transaction did not violate the legal rights of the holders of any securities issued by the Applicants or any associate company thereof.

      The opinion is limited to the laws of the Commonwealth of Pennsylvania, and we express no opinions as to the law of any other jurisdiction.

      The Opinion Letter is solely for the benefit of Paul, Hastings, Janofsky & Walker, LLP, and the SEC, in connection with the Application on Form U-1 filed with the SEC and pursuant to Rule 24 under the Public Utility Holding Company Act, and may not be used, quoted, or otherwise relied upon by the recipient, or by any other person or entity for any other purpose whatsoever without our written consent. The above notwithstanding, the Opinion Letter may be used as an exhibit to the Application. This Opinion Letter speaks only as of the date hereof and we disclaim any obligation to bring to your attention any changes in our opinions expressed herein or other matter which may hereafter come to our attention.

                               Very truly yours,

                               LAW OFFICES OF
                               VAN DER HIEL and CHAPPELL
                          BY:
                               /s/ Robert W. Chappell, Esquire
                               Robert W. Chappell, Esquire
RWC/dmb

          COUCH
          WHITE
Counselors and Attorneys at Law

Couch White, LLP                                         James S. King
540 Broadway
P.O. Box 22222                                    Direct Dial: (518) 320-3420
Albany, New York  12201-2222                   Direct Telecopier: (518) 320-3492
(518) 426-4600                                    email: jking@couchwhite.com
Telecopier: (518) 426-0376


                               November 11, 2002

VIA EMAIL AND OVERNIGHT MAIL
----------------------------

Paul, Hasting, Janofsky & Walker, LLP
1299 Pennsylvania Avenue, N.W.
Tenth Floor
Washington, D.C. 20004
Attention:  William D. DeGrandis, Esq.

      Re:  Valley Energy, Inc. - Opinion Letter

Dear Paul, Hastings, Janofsky & Walker, LLP:

      We have been requested by Valley Energy, Inc. ("Valley Energy" or the "Company") to render this Opinion Letter in connection with the Application on Form U-1, of C&T Enterprises ("C&T"), Tri-County Rural Electric Cooperative, Inc., Claverack Rural Electric Cooperative, Inc., and Wilderness Area Utilities, Inc., which is on file with the Securities and Exchange Commission ("SEC"), as amended on May 6, 2002, July 23, 2002 and October 28, 2002 ("Application").

      As New York regulatory counsel to Valley Energy, we are generally familiar with: (i) the Company's proposed acquisition of the Valley Cities and Waverly Gas Division assets of NUI Corporation, which was approved by the New York State Public Service Commission on March 27, 2002.

         In rendering this Opinion, we examined originals, or photocopies of originals, of: (i) the Verified Joint Petition of NUI Utilities, Inc., C&T Enterprises, Inc. and Valley Energy, Inc. for Authority Pursuant to Section 70 of the Public Service Law to Transfer Gas Distribution and Transmission Assets and Exhibits, dated April 10, 2001; (ii) Asset Sale Agreement Between NUI Corporation and C&T Enterprises, Inc. dated November 4, 2000; and (iii) Order Approving Transfer issued by the New York State Public Service Commission on March 27, 2002 in Case 01-G-0493.


--------------------------------------------------------------------------------
                Offices in: Albany, New York and Washington, D.C.

November 11, 2002
Page 2


      As to any facts material to this opinion, we have relied upon the certifications, statements and representations of officers and other representatives of Valley Energy, C&T, and NUI Utilities, Inc., certificates of public officials, and the representatives and warranties included in the documents listed above. We have assumed that (A) such certifications, representations and warranties were when made, and on the date of consummation were also, true and correct, and (B) all conditions set forth in the documents were satisfied or waived by the appropriate party. We have otherwise undertaken no independent review or investigation of the factual basis for this Opinion Letter. Moreover, for purposes of this Opinion Letter, we have not undertaken any examination or investigation of: (i) any declarations, filings or registrations with, or notices to, or authorizations, consents or approvals that may relate to environmental permits; or (ii) any declarations, filings, registrations, notices, authorizations, consents or approvals which, if obtained or made, would not, in aggregate, have material effect on the proposed acquisition.

      In our examination and in rendering the opinions expressed below, we have assumed the genuineness of all signatures, the legal capacity of all natural persons signing each of the aforementioned documents on behalf of the parties thereto, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such copies. We have assumed that there were no oral modifications or written agreements or understandings which limit, modify, or otherwise alter their terms, provision, and conditions of, or relate to the acquisition contemplated by the documents listed above. We have also assumed that (i) each of the aforementioned documents has been duly authorized, executed and delivered by each of the parties thereto, and that each of such documents constitutes the legal, valid and binding obligation of each party thereto; and (ii) the Board of Directors, officers, manager, member and other representatives, as applicable, of the applicable parties, have taken all corporate or limited liability company action necessary to authorize and consummate the acquisition proposed in the documents.

      Based on the foregoing and subject to the limitations, assumptions, qualifications and exceptions set forth herein, we are of the opinion that:

      1. The laws of the State of New York applicable to the acquisition have been complied with; and

      2. Valley Energy is a foreign corporation, as defined under the New York Business Corporations Law, authorized to do business in New York State.

      The opinion is limited to the laws of the State of New York, and we express no opinion as to the law of any other jurisdiction.

November 11, 2002
Page 3


      The Opinion Letter is solely for the benefit of Paul, Hastings, Janofsky & Walker LLP, and the SEC, in connection with the Application on Form U-1 filed with the SEC and pursuant to Rule 24 under the Public Utility Holding Company Act, and may not be used, quoted, or otherwise relied upon by the recipient, or by any other person or entity for any other purpose whatsoever without our written consent. The above notwithstanding, the Opinion Letter may be used as an exhibit to the Application. This Opinion Letter speaks only as of the date hereof and we disclaim any obligation to bring to your attention any changes in our opinions expressed herein or other matter which may hereafter come to our attention.


                                Very truly yours,




                                COUCH WHITE, LLP


                                /s/ James S. King
                                James S. King






JSK/glm